UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GSK plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	25

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Vaccines and Global Health
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	69

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	Chief People Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	6

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP and Group General Counsel, Legal and Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	4

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications and CEO Office
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	63

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Jackson
b)	Position/status	PCA of Ms S Jackson (SVP, Global Communications and CEO Office)
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	25

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	Chief Commercial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	3

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	President Corporate Development
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	77

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Global Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	26

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	48

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO, ViiV Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	63

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 6 October 2022, on shares held through the Company's Share Reward Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.3391	58

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-10-06
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 07, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc